Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO-I

BlackRock Private Credit Fund

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to be Paid	(1)	$45,481,774.68	0.0001531	$6,963.26

Total Transaction Valuation:		$45,481,774.68
Total Fees Due for Filing:				$6,963.26
Total Fees Previously Paid:
Total Fee Offsets:				0.00
Net Fee Due:				$6,963.26

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Offering Note(s)

(1)	(1) Calculated as the aggregate maximum purchase price based upon the net asset value per share as of June 30, 2025 of $24.24 and the offer to purchase up to 1,876,643 shares.
(2) Calculated at $153.10 per $1,000,000 of the Transaction Value in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Section 6(b) Filing Fee Rate Advisory for Fiscal Year 2025.